August 23, 2006




SEC Headquarters
450 Fifth Street, NW
Washington, DC  20549


RE:   REQUEST FOR WITHDRAWAL
      U.S. GLOBAL ACCOLADE FUNDS
      CIK #0000902042
      ACCESSION NUMBER 0000902042-06-000026
      FORM TYPE 485APOS
      FILING DATE AUGUST 18, 2006

Dear Ms. Hatch:

This is to request that Post-Effective Amendment No. 31 to Form N-1A for the U.S. Global Accolade Funds be withdrawn.

Please feel free to contact me or Laura Bogert if you have any questions. Sincerely,



Susan B. McGee
Executive Vice President
U.S. GLOBAL ACCOLADE FUNDS

lkb
Via EDGAR Filing Only